UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)

MYERS INDUSTRIES, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

628464109

(CUSIP Number)

John J. Jenkins
Calfee, Halter & Griswold LLP
1400 KeyBank Center
800 Superior Avenue
Cleveland, OH 44114-2688
216-622-8507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2007

(Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d
-1(f) or 13d-1(g), check the following box .

        Note. Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 628464109		13D/A
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen E. Myers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRE PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER 2,115,735
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 253,021**
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 2,115,735
PERSON WITH	10.	SHARED DISPOSITIVE POWER 253,021**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,368,756
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%
14.		TYPE OF REPORTING PERSON* IN

**        The Reporting Person shares voting power and dispositive power with respect to the 253,021 Common Shares held by The Mary and Louis Myers Foundation (the "Foundation"), of which the Reporting Person is a director. The Reporting Person shares such power with Ms. Mary S. Myers, who is also a director of the Foundation.

This Amendment No. 1 is filed by Stephen E. Myers and amends the Schedule 13D previously filed by Mr. Myers with the Securities and Exchange Commission (the "SEC") on February 12, 1999 ("Schedule 13D"), relating to the common stock, no par value per share (the "Common Shares") of Myers Industries, Inc. ("Myers" or the "Issuer"). The purpose of this Amendment No. 1 to Schedule 13D is to amend the "Purpose of Transaction" section of the Schedule 13D filed by the Reporting Person. The information below supplements the information previously reported.

Item 4.     Purpose of Transaction.

As of April 24, 2007, MYEH Corporation, a Delaware corporation (the "Parent"), MYEH Acquisition Corporation, an Ohio corporation ("MergerCo"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, among other things, MergerCo will be merged with and into the Issuer, with the Issuer surviving the merger, and each outstanding Common Share of the Issuer will be converted into the right to receive the merger consideration specified in the Merger Agreement.

As an inducement and a condition to Parent entering into the Merger Agreement, Parent has required Stephen E. Myers, Mary S. Myers, Semantic Foundation, Louis S. Myers & Mary S. Myers Foundation and MSM & Associates Limited Partnership (the "Shareholders") to enter into a Voting Agreement, dated as of April 24, 2007, with Parent (the "Voting Agreement") under which the Shareholders agreed to vote their Common Shares in favor of adoption of the Merger Agreement. The Voting Agreement terminates upon the effective date of the merger, or upon termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Merger Agreement and the Voting Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement and the Voting Agreement, which are filed herewith as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated herein by reference. Other than as described elsewhere in this report and as previously reported, the Reporting Person has no understandings, arrangements, relationships or contracts relating to the Issuer's Common Shares which are required to be described hereunder.

Item 7.     Material to be Filed as Exhibits.

(1)          Agreement and Plan of Merger by and among MYEH Corporation, MYEH Acquisition Corporation and Myers Industries, Inc., dated as of April 24, 2007 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Myers Industries, Inc. on April 24, 2007).

(2)          Voting Agreement, dated April 24, 2007 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Myers Industries, Inc. on April 24, 2007).

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_________May 16, 2007______________

(Date)

_______/s/ Stephen E. Myers___________
(Signature)